Exhibit (a)(5)(A)

THE HOME DEPOT ANNOUNCES TENDER OFFER FOR 250 MILLION SHARES;
PRESENTS UPDATED 2007 FINANCIAL OUTLOOK

ATLANTA, July 10, 2007 — The Home Depot®, the world’s largest home improvement retailer, today announced the launch of a tender offer for 250 million shares of its common stock at a price range of $39.00 to $44.00 per share. In addition, the Company updated its fiscal 2007 sales and earnings per share guidance.

“The two key areas of focus for our capital allocation strategy are to invest in our core retail stores and to return capital to our shareholders,” said Frank Blake, Chairman and CEO. “Despite a challenging housing environment, we remain committed to both, and today’s tender launch is a clear demonstration of our commitment to returning cash to shareholders.”

Tender Offer

On June 19, 2007, the Company announced a recapitalization plan whereby its board of directors authorized a $22.5 billion increase in its share repurchase program. It is the Company’s intention to repurchase up to $22.5 billion in shares as soon as practicable. As part of its plan, the Company’s board of directors authorized a self-tender offer for the purchase of up to 250 million shares of the Company’s common stock. The tender price range is $39.00 to $44.00 per share. The tender offer is scheduled to expire on August 16, 2007, and is subject to the terms and conditions described in the Offer to Purchase and offering materials.

Under terms of the tender offer, shareholders are given an opportunity to specify prices, within the stated price range, at which they are willing to tender shares. Upon receipt of the tenders, The Home Depot will select a final price that enables it to purchase up to the stated amount of shares from those shareholders who agreed to sell at or below the Company-selected price. There is no guarantee that shares tendered will be purchased. The Home Depot may purchase up to an additional 39.5 million shares in the tender offer without extending the tender offer.

The Home Depot said the tender offer will give shareholders who are considering the sale of all or a portion of their shares an opportunity to determine the price, within a range, at which they are willing to sell. If the Company purchases their shares, the shareholders who tender may avoid the normal transaction costs associated with market sales. The Company is not making any recommendation to its shareholders regarding the tendering of shares.

The purchase price for the shares in the tender is expected to be funded with proceeds from the sale of HD Supply and cash on hand.

The Lead Dealer Manager for the tender offer is Lehman Brothers and the Co-Dealer Manager is Merrill Lynch & Co. The Information Agent for the tender offer is D.F. King & Co., Inc. The Depositary for the tender offer is Computershare, Inc.

Updated 2007 Financial Outlook

The Company also updated its 2007 financial targets to reflect HD Supply as a discontinued operation. In May, the Company said that it expected earnings per share to be down 9% for the year. This guidance included an estimated eighteen cents of earnings per share contribution from HD Supply for the last six months of fiscal 2007. Had the Company excluded the HD Supply earnings contribution at that time, its earnings per share guidance would have been a decline of 15% for fiscal 2007. Given the announced sale of HD Supply and based on weaker conditions in the housing market, the Company said that it now expects its earnings per share to decline by 15-18% for fiscal 2007, with total retail sales down 1-2% and comparable store sales down mid-single digit. The Company also stated that it would open approximately 108 new stores in fiscal 2007.

Finally, the Company expects its operating margin to contract by 120-150 basis points due to negative same store sales and its continued investment in its core retail operations.

The fiscal 2007 earnings per share targets reflect 52 weeks and do not include the impact of the 53rd week. The Company will have 53 weeks of operating results in its fiscal 2007 financial results. The Company projects that the 53rd week will add approximately three cents to its consolidated earnings per share guidance for fiscal 2007. Additionally, the Company’s earnings per share guidance does not include the gain on the sale of HD Supply or any earnings per share accretion arising from the announced tender offer.

“While we expect the housing market to remain challenging for the rest of 2007 and into 2008, we plan to continue our reinvestment plans for the long-term health of our business, understanding that it will put short-term pressure on earnings,” said Carol Tomé, CFO and executive vice president — corporate services. “We are confident that over the long-term, we will deliver productivity improvements and enhance returns on invested capital as the investments take hold.”

The Home Depot will hold a retail update today at 9 a.m. to discuss information included in this news release and related matters. The meeting will be webcast live at homedepot.com in the Investor Relations section. The webcast will be archived and available at the same location.

The Home Depot® is the world’s largest home improvement specialty retailer, with 2,191 retail stores in all 50 states, the District of Columbia, Puerto Rico, U.S. Virgin Islands, 10 Canadian provinces, Mexico and China. In fiscal 2006, The Home Depot had sales of $90.8 billion and earnings of $5.8 billion. The Company employs approximately 364,000 associates. The Home Depot’s stock is traded on the New York Stock Exchange (NYSE: HD) and is included in the Dow Jones industrial average and Standard & Poor’s 500 index.

This communication is for information purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of The Home Depot’s common stock. The Home Depot’s offer to buy shares of Home Depot common stock is being made only pursuant to the Offer to Purchase and the related materials dated July 10, 2007, as amended and supplemented from time to time. Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information. Shareholders may obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase and other documents filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Shareholders also may obtain a copy of these documents, without charge, from the information agent, D. F. King & Co., Inc., by calling toll-free: 800-628-8536.

Certain statements contained herein, including any statements related to the sale of HD Supply, the planned recapitalization of the Company, continuation of reinvestment plans, capital allocation principles, targeted capital structure, state of the home improvement market, state of the housing market, sales growth, earnings and earnings per share guidance for fiscal 2007 through fiscal 2010, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on currently available information and are based on our current expectations and projections about future events. These risks and uncertainties include, but are not limited to: the successful divestiture of HD Supply, including timing of the close of such transaction; the success of the tender offer; economic conditions in North America; conditions affecting customer transactions and average ticket, including, but not limited to, weather conditions; improving and streamlining operations and customers’ in-store experience; and the impact of competition. Undue reliance should not be placed on such forward-looking statements as they speak only as of the date hereof, and we undertake no obligation to update these statements to reflect subsequent events or circumstances except as may be required by law. Additional information regarding these and other risks and uncertainties is contained in our periodic filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended January 28, 2007 and in the Offer to Purchase related to the tender offer.

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For more information, contact:
Financial Community	News Media
Diane Dayhoff	Paula Drake
Sr. Vice President of Investor Relations	PR Manager
(770) 384-2666	(941) 284-4999
diane_dayhoff@homedepot.com	paula_drake@homedepot.com

2007 Updated EPS Guidance

Fiscal 2006		$2.79
Feb EPS Growth Guidance	Down 4 – 9%	$2.68 – 2.54
May EPS Growth Guidance	Down 9%	$2.54
Less HD Supply Contribution in 2H 07		($0.18)

May EPS Guidance Adjusted for HD Supply	Down 15%	$2.36
Current View1)	Down 15 – 18%2)	$2.30 – 2.36

1)	Excludes gain on sale of HD Supply, 53rd week and impact of recapitalization

2)	Continuing operations down 12% – 15%. Excludes 53rd week and impact of recapitalization